[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

November 21, 2012

James E. O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Tactical Income Fund Inc.

(formerly known as Apollo Credit Fund Inc.)

Pre-Effective Amendment No. 1 to the

Registration Statement on Form N-2

Securities Act File No. 333-175832

Investment Company Act File No. 811-22591

Dear Mr. O’Connor:

On behalf of Apollo Tactical Income Fund Inc., a Maryland corporation (the “Fund”), we are hereby filing Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment is being filed in order to respond to your comments of August 26, 2011 regarding the Fund’s Registration Statement on Form N-2 filed on July 27, 2011, to revise the Fund’s investment strategies and to make such other changes as the Fund deems appropriate. Below we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are presented in summary form below and each comment is followed by our response.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Fund’s Registration Statement, as amended by the Amendment.

Front Cover Page

1.	The disclosure on the cover and throughout the prospectus states that the Fund’s investment objective is “to seek current income and preservation of capital.” As an investment objective “preservation of capital” does not appear to be consistent with the Fund’s strategy of investing in below-investment grade debt securities. Please consider revising the Fund’s investment objective to make preservation of capital a secondary, rather than a primary, objective of the Fund. In this regard, we note that the “Investment Strategies” subsections, on pages 5 and 28, state that “the ability of the Fund to achieve [preservation of capital] is limited due to the Fund’s investment policy of investing primarily in Senior Loans and other credit instruments and investments with similar economic characteristics, which may be speculative.” If the ability of the Fund to achieve an investment objective is limited, we do not believe that it should be a primary investment objective.

James E. O’Connor

November 21, 2012

Response: The Fund has revised its investment objective to make preservation of capital a secondary, rather than a primary, objective.

2.	The disclosure states that “the Fund seeks to achieve its investment objective primarily by investing in credit instruments representing debt obligations of companies whose debt is rated below investment grade.” Since the Fund has “credit” in its name, please revise this section to state that the Fund will invest 80% of its assets in “credit instruments.” See Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: As noted above, the Fund has changed its name to the “Apollo Tactical Income Fund Inc.” Because the Fund has revised its name and removed the word “credit,” the Fund respectfully submits that its name does not implicate Rule 35d-1 under the 1940 Act. However, the Fund has adopted the following investment policy as is reflected in the Amendment: Under normal market conditions, at least 80% of the Fund’s Managed Assets (as defined in the prospectus) will be invested in credit instruments and investments with similar economic characteristics. For purposes of this policy, “credit instruments” will include senior loans, subordinated loans, corporate bonds, notes, bills, debentures, distressed securities, mezzanine securities, collateralized bond obligations, collateralized loan obligations, bank loans, corporate loans, convertible and preferred securities, government and municipal obligations, mortgage-backed securities, asset-backed securities, repurchase agreements, and other fixed-income instruments of a similar nature that may be represented by derivatives such as options, forwards, futures contracts or swap agreements.

3.	The disclosure, on the cover and on page 2, states that “the Fund expects to invest the majority of its assets in senior, secured loans (“Senior Loans”).” Please define the term “majority.” Specifically, please disclose the percentage of its assets that the Fund expects to invest in senior secured loans. In contrast, the paragraph, “Below Investment Grade Securities Risk,” on pages 9 and 42, states that “the Fund anticipates that it will invest the majority of its assets in Senior Loans, Subordinated Loans and other credit and debt instruments that are rated below investment grade.” Please clarify these two statements with respect to their use of the term “majority.”

Response: The Fund has revised its investment strategy. As disclosed in the prospectus (see page 2), the Fund expects its investments to initially consist primarily of senior, secured loans (“Senior Loans”) and high yield corporate bonds (“Corporate Bonds”). This disclosure is intended to convey that the Fund expects to invest more than 50% of its assets in Senior Loans and Corporate Bonds under normal market conditions. The Fund respectfully declines to set a specific percentage of the amount of assets it expects to invest in Senior Loans and Corporate Bonds as the Fund intends to maintain flexibility for the Adviser to act in the best interest of the Fund’s shareholders by increasing or decreasing exposure to Senior Loans or Corporate Bonds depending on then current market conditions. In order to make clear that the Fund’s assets may be allocated to different assets over time, the Fund has added the following disclosure “The Fund, however, has provided the Adviser with the flexibility to invest in varying types of credit instruments based on its analysis of the credit markets. This ability to dynamically allocate the Fund’s assets may result in the Fund’s portfolio becoming concentrated in a particular type of credit instrument (such as Senior Loans or Corporate Bonds) and substantially less invested in other types of credit instruments.”

James E. O’Connor

November 21, 2012

4.	The disclosure, on the cover and on page 2, states that the Fund “may also invest a substantial portion of its assets in subordinated loans, corporate credit instruments or debt securities and investments with similar economic characteristics.” Please disclose the percentage of assets that the Fund expects to invest in these investments.

Response: The Fund has expanded the types of credit instruments in which its assets may be invested. The Fund, however, respectfully declines to make the suggested changes regarding stating specific percentages for its investments in particular categories of credit instruments. The Fund intends to maintain flexibility for the Adviser to act in the best interest of the Fund’s shareholders by increasing or decreasing exposure to such instruments depending on then current market conditions.

5.	Footnote 2 to the pricing table indicates that the adviser will pay all of the “upfront structuring fees.” Please identify and define these fees.

Response: The Fund notes that a description of upfront structuring fees are provided in the section headed “Underwriters.” The amount of these fees will be disclosed in the Fund’s final prospectus following the negotiation of these fees by the parties involved. A cross-reference to the “Underwriters” section of the Registration Statement is included in Footnote 2.

6.	Please confirm that this is a firm commitment underwriting.

Response: The Fund expects to offer its shares through a firm commitment underwriting.

Prospectus Summary

7.	Given its length, please provide cross-references in Summary subsections to the corresponding sections in the body of the prospectus. See the Instruction to Item 3.2 of the Form N-2. It also would be helpful to investors if the cross-references included page numbers.

Response: The requested cross-references have been added to Summary subsections as appropriate.

8.	The “Investment Strategies” subsection, on pages 2 and 26, states that “Senior Loans… typically pay interest at rates that are determined periodically on the basis of a floating base lending rate.” Please clarify the following issues. To what extent will the Fund invest in high yield securities, junk bonds or other debt obligations that pay fixed rates of interest? To the extent that the Fund invests in securities that pay fixed rates of interest, please explain to us how such investments would be consistent with third bullet under “Who May Wish to Invest,” on pages 1 and 25, which states such investors include “investors who …want the benefits that floating rate fixed income investments may offer.”

Response: As noted above, the Fund has expanded its investment strategy to include investments in Corporate Bonds as a primary strategy, which typically pay a fixed rate of interest. Because the Adviser has the flexibility to allocate Fund assets between Senior Loans, Corporate Bonds and other credit instruments based on its view of current market conditions, the Fund has not established any policy regarding the amount of fixed-rate debt securities that may be held in its portfolio. Rather, the Fund intends to maintain flexibility to allow the Adviser to act in the best

James E. O’Connor

November 21, 2012

interest of the Fund’s shareholders by increasing or decreasing exposure to instruments that pay fixed rates of interest depending on market conditions. Accordingly, the Fund has revised the third bullet under “Who May Wish to Invest” referenced in the above comment to state that the Fund may be an appropriate investment for “Investors who believe interest rates and inflation may rise in the future and want the benefits of a portfolio that can shift its allocation between fixed rate and floating rate credit investments over time.”

9.	Please revise the disclosure in the “Investment Strategies” subsection, on pages 2 and 26, substantially as follows:

Senior Loans ~~typically~~ are rated below investment grade … Below investment grade variable rate securities, also known as ~~, commonly referred to as “junk bonds,”~~ “bank loans” and “leveraged loans,” ~~or “high yield” securities, often~~ are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. Although ~~many of~~ the Fund’s investments normally will~~may~~ consist of securities rated below investment grade, the Fund reserves the right to invest in debt securities~~, including Senior Loans,~~ of any credit quality~~, maturity and duration~~.

The prospectus repeatedly characterizes the senior secured loans in which the Fund invests (“Senior Loans”) as variable rate loans. “Junk bonds” and “high yield bonds,” however, are normally fixed rate securities. The prospectus seems to say, in several places, that the Fund will not be investing in fixed rate loans, although this point must be clarified. In any case, using the terms “junk bonds,” “leveraged loans,” and “high yield securities,” interchangeably, as the prospectus repeatedly does, may confuse investors.

Response: The Fund has revised its disclosure to state that the Senior Loans, Corporate Bonds and other credit instruments in which it may invest may be rated below investment grade. The Fund disagrees with the proposition that “junk bonds” or “high-yield” securities necessarily equate with fixed-rate securities. Rather, the Fund’s intention in the use of the terms “junk bonds” or “high-yield” is to inform investors of the potential risks associated with the assets that will be held in the Fund’s portfolio.1 The Fund respectfully submits that the revisions to its Registration Statement make clear that the Fund may invest a substantial portion of its assets in both Senior Loans and Corporate Bonds. As a result, the Fund believes that the current disclosure accurately describes the types of securities in which the Fund intends to invest.

10.	The disclosure in the “Investment Strategies” subsection, on pages 2 and 26, states that “the Fund may also seek to gain exposure to Senior Loans by investing in swaps, including single name credit default swaps, single name loan credit default swaps, total return swaps, collateralized loan obligations (including synthetic collateralized loan obligations), reverse repurchase agreements and other similar transactions.” Please inform us whether the Fund intends to treat investments in these derivatives as “Senior Loans”? If so, such treatment would not be proper because the risk profile of these derivatives is significantly different from that of senior secured loans.

[1]

See Letter to Matthew P. Fink, General Counsel, Investment Company Institute from Carolyn B. Lewis, Assistant Director, Division of Investment Management (Feb. 23, 1990) (noting that the terms “junk bond” and “high yield” are often used to indicate fixed income securities rated below investment grade that may have speculative characteristics).

James E. O’Connor

November 21, 2012

Response: The Fund has revised its disclosure to state that the Fund may seek to gain additional exposure to credit instruments by investing in derivatives instruments. The Fund generally does not treat derivative instruments as Senior Loans or Corporate Bonds. The Fund believes, however, that under appropriate circumstances derivatives that have economic characteristics substantially similar to different types of securities, such as Senior Loans or Corporate Bonds, may be viewed as their economic equivalent.2

11.	The “Investment Strategies” subsection, on page 3, indicates that the Fund will attempt to maintain an average duration of less than one year. Where appropriate, please provide disclosure addressing the fact that this level of portfolio management will result in high transaction costs and that any gains will be short-term capital gains. In addition, where appropriate, provide an example illustrating the concept of duration as a measure of the interest rate risk imbedded in the portfolio.

Response: The Fund has revised its disclosure to remove the referenced disclosure and to state that “the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.”3

12.	The “Investment Strategies” subsection, on page 4, states:

When identifying potential investment opportunities, the Adviser favors well-established companies with leading, defensible market positions…The Adviser intends to invest in [issuers] that it believes have developed strong positions within their markets…The Adviser will seek [issuers]that it believes possess advantages in scale, scope…versus their competitors.

This disclosure will lead prospective investors to believe that the Fund intends to invest in larger-size, as well as “well-established,” companies. In addition, the term “senior secured loan” normally refers to a form of private debt financing provided to medium-to-large-size corporations. Please disclose the average size of, and whether there is a minimum size for, the companies whose loans the Fund intends to invest in.

Response: The Fund has added disclosure in the Registration Statement as appropriate to clarify that the Fund has not adopted a policy to limit its investments only to companies that have obtained a certain minimum capitalization. The Fund respectfully declines to disclose an average or minimum size of companies in whose loans the Fund intends to invest. In this regard,

[2]

See Investment Company Names, Investment Company Act Release No. IC-24828 at n. 13 (stating that in appropriate circumstances, a fund would be permitted to include a synthetic instrument as part of any 80% investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 if the derivative instrument has economic characteristics similar to the securities included in that 80% basket.)

[3]	The “Who May Wish to Invest” section notes that the Fund expects to structure its portfolio to achieve a duration lower than that of the overall junk bond market.

James E. O’Connor

November 21, 2012

the Fund intends to maintain flexibility to allow the Adviser to act in the best interest of the Fund’s shareholders by investing in companies of different sizes and by increasing or decreasing exposure to corporations that may be of relatively smaller or larger size depending on market conditions.

13.	The paragraph titled, “Investments in different [companies] and industries,” on page 5, states that “the Adviser will seek to invest the Fund’s assets broadly among [companies] and industries, thereby potentially reducing the risk that a downturn in any one company or industry will have a disproportionate effect on the value of the Fund’s portfolio.” Please explain to us how this statement is consistent with the fact that the fund is non-diversified.

Response: The Fund has elected to be classified as a “non-diversified company” for purposes of Section 5(b) of the Investment Company Act in order to maintain flexibility for the Adviser to act in the best interest of the Fund’s shareholders by concentrating the Fund’s assets in certain companies when the Adviser believes it is appropriate under the circumstances. The Fund’s election to be classified as non-diversified for purposes of the Investment Company Act does not prevent the Adviser from investing the Fund’s assets broadly among borrowers as market conditions warrant. In order to clarify the Fund’s ability to concentrate its assets, the Fund has added disclosure to the referenced paragraph stating that “The Fund, however, is not required to diversify its investments in this manner and the Adviser may choose not to do so.”

14.	Under the “Risk Factors” subsection, please delete the word “usually” from the first sentence of the paragraph titled, “Senior Loans Risk,” on page 7.

Response: The Fund respectfully declines to make the suggested change. The Fund believes that certain Senior Loans may be rated investment grade.

15.	The disclosure about “Senior Loans Risk” on page 8, states that “there may be less readily available and reliable information about most Senior Loans than is the case for many other types of securities… As a result, the Adviser will rely primarily on its own evaluation of a Borrower’s credit quality rather than on any available independent sources.” Given that the Fund intends to purchase its loans, rather than originate them, it appears that the Adviser’s ability to thoroughly evaluate the Borrower’s credit quality may be limited. If so, please revise the risk disclosure to address this point.

Response: The Fund respectfully declines to make the suggested changes. The Fund believes that the Adviser’s ability to analyze the credit quality of the Senior Loans in which the Fund will invest is not significantly diminished by the fact that it does originate these Senior Loans.

16.	The disclosure about “Senior Loans Risk,” in the last paragraph on pages 31- 32, states that “the Fund may acquire Senior Loans through assignments or participations.” The inclusion of loan (including “Prefunded L/C Loan”) assignments and loan participations within the term “Senior Loans” will mislead investors with respect to the risks created by these securities. The risks of investing in participations in, and assignments of, senior secured loans are arguably more comparable to those of investing in subordinated loans. Please categorize and describe such participations and assignments separately from Senior Loans. Please disclose the extent to which the Fund may invest in participations and assignments.

James E. O’Connor

November 21, 2012

Response: The Fund respectfully declines to make the suggested changes. The Fund believes that the fact that it may acquire a Senior Loan as the result of an assignment does not substantially increase or decrease the risk of the Senior Loan acquired. Rather, assignments are a method of acquiring a direct interest in a Senior Loan by a means other than a transaction with issuer. As disclosed in the Registration Statement, the purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation (although a purchaser’s rights can be more restricted than those of the assigning institution).

The Fund respectfully declines to disclose the percentage of the Fund’s assets that will be invested in participations and assignments in order to maintain flexibility for the Adviser to act in the best interest of shareholders under the circumstances.

17.	In the paragraph, “Subordinated Loans Risk” on page 9, please delete the statement that “Subordinated Loans generally are subject to similar risks as those associated with investments in Senior Loans.” Apart from the fact that subordinated loans are subject to additional risks, as a general matter, if the same kinds of risks are significantly different in degree, they are not similar risks.

Response: The Fund respectfully declines to make the suggested changes. The Fund believes the current disclosure in the Registration Statement will be useful to investors in comparing and contrasting the risks associated with Subordinated Loans. As noted in the referenced section of the Registration Statement, the Fund has disclosed that a Subordinated Loan will have similar risks to a Senior Loan (e.g., higher risks of default than other credit instruments) with the important difference that Subordinated Loans hold lower priority of payment than Senior Loans.

18.	Please clarify the following statement in the paragraph “Credit Risk,” on page 10.

While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Senior Loans, losses may still occur because the market value of Senior Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions.

This statement appears to conflate the fact that a security interest in a borrower’s assets will provide some degree of protection in the event of a loan default with the fact that the credit worthiness of a borrower is a factor in establishing the market value of the loan.

Response: The above referenced disclosure has been revised to provide a broader discussion of credit risk. The revised disclosure, which is included in the subset of risks described under “Corporate Bond and Fixed Income Risk,” is as follows:

“Credit Risk. Credit risk is the risk that one or more debt securities in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the

James E. O’Connor

November 21, 2012

issuer of the security experiences a decline in its financial status. The prices of lower grade securities generally are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade securities.”

19.	In the first paragraph about “Prepayment Risk,” on page 10, the discussion of the facts that “fixed rate securities” are subject to prepayment risk and that “below investment grade securities,” which also refers to fixed rate securities have call protection is irrelevant and distracting from the risks of Senior and Subordinated Loans, which have been defined as variable rate loans. If, however, the Fund will be investing in fixed rate securities, this needs to be made clear in the prospectus.

Response: As noted above, the Fund has expanded its investment strategy to include investments in Corporate Bonds as a primary strategy, which typically pay a fixed rate of interest. The Fund has also amended the referenced disclosure, which is included in the subset of risks described under “Corporate Bond and Fixed Income Risk,” as follows:

Prepayment Risk. During periods of declining interest rates, the issuer of an instrument may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest the proceeds from such prepayment in lower yielding instruments, which may result in a decline in the Fund’s income and distributions to common shareholders. This is known as prepayment or “call” risk. Credit instruments frequently have call features that allow the issuer to redeem the instrument at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may choose to redeem a fixed income instrument if, for example, the issuer can refinance the instrument at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased.

20.	With respect to the discussion of “Distressed and Defaulted Securities Risk,” although it is not clear on page 11, it appears that, based on the disclosure on page 30, such securities may be classified as “Senior Loans.” Please explain to us how such securities can meet the definition of a “Senior Loan.” Please disclose the extent to which the Fund expects to invest in distressed and defaulted securities.

Response: Distressed Securities and Senior Loans are not mutually exclusive. The Registration Statement describes Senior Loans as the senior secured loans of borrowers. The Registration Statement describes Distressed Securities as securities of an issuer that are the subject of bankruptcy proceedings or are otherwise in default or at risk of being in default as to the repayment of principal and/or interest. Stated a different way, the term Senior Loan describes a type of loan and its priority in the debt structure of a Borrower. The term Distressed Security describes the condition of the security as a result of the economic circumstances of its issuer. As a result, a Senior Loan may become a Distressed Security if the borrower is the subject of bankruptcy proceedings or is otherwise in danger of defaulting on its loan.

James E. O’Connor

November 21, 2012

As noted previously, the Fund does not wish to quantify its potential to invest in Distressed Securities, as it would like the Adviser to have the flexibility to act in the best interest of the Fund’s shareholders under the circumstances.

21.	The discussion of “Leverage Risk,” on page 13, and “Leverage,” on page 36, includes the following disclosure.

To the extent that the Fund makes investments in Senior Loans or other credit or debt instruments structured with LIBOR floors, the Fund will not realize additional income if rates increase to levels below the LIBOR floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund.

This disclosure is only tangentially related to the discussions of leverage. It should be moved and made the subject of a separate risk disclosure subsection. It appears that LIBOR floors could have a significant effect on the Fund’s portfolio, because LIBOR floors have become a popular feature of below investment-grade loans. In the current low interest rate and high-risk market environment, although the yield on purchased senior and subordinated loans will be high, their coupon rates are likely to be below their LIBOR floors. A separate risk disclosure subsection should address the following issues. How much of the Fund’s portfolio is likely to be comprised of loans with LIBOR floors? In the current interest rate and market environment, will the existence of LIBOR floors effectively transform purchased variable rate senior and subordinated loans into fixed rate (high yield) bonds? Please disclose adequately the effects that purchasing loans with LIBOR floors, in the current interest rate and stock market environments, may have on the character and performance of the Fund’s portfolio and the risks that may be created by such purchases.

Response: The Fund believes that the referenced disclosure is appropriate in both the Fund’s discussion of leverage and its associated risks. The disclosure is intended to inform investors that the Fund’s use of leverage may have adverse effects to the extent the Fund holds investments with LIBOR floors. As indicated by the disclosure, in an increasing interest rate environment, the Fund’s cost of financing its leverage may increase but the Fund will not realize increased yield on its floating rate loans to the extent that interest rates increase to levels below the LIBOR floors of the loans.

The Fund has included the following additional risk disclosure regarding LIBOR floors: “To the extent the Fund invests in credit instruments with LIBOR floors, the Fund may lose some of the benefits of incurring leverage. Specifically, if the Fund issues preferred stock or debt (or otherwise borrows money) with floating dividend or interest rates, its costs of leverage will increase as rates increase. However, the Fund may not benefit from higher coupon payments resulting from increased interest rates if its investments contain LIBOR floors and rates do not rise to levels above the LIBOR floors. In this situation, the Fund will experience increased financing costs without the benefit of receiving higher income. This in turn may result in the potential for a decrease in the level of income available for dividends or distributions made by the Fund.”

James E. O’Connor

November 21, 2012

As indicated above in response to other comments, the Fund respectfully declines to state a specific target amount of loans that will include LIBOR floors as it would like the Adviser to have the flexibility to act in the best interest of the Fund’s shareholders under the circumstances.

22.	The discussion about “Risks Associated with Fund Distribution Policy,” on page 18, states that “under certain circumstances, the Fund may pay a distribution that may result in a return of capital.” Please disclose all of the circumstances that may cause the Fund to include returns of capital in its distributions.

Response: The Fund respectfully submits that it would neither be useful to investors nor practicable to list all possible circumstances that may cause the Fund to return capital. Rather, the Fund has disclosed the most likely reason that it may return capital to investors. Specifically, in order to maintain a relatively stable level of distributions.

23.	With respect to the disclosure in the “Distributions” subsection, on page 21, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the total return and/or SEC yield and the Fund should disclose that the distribution yield does not represent the performance of the Fund.

Response: The Fund presently expects to periodically disclose its distribution rate, both as a percentage of the Fund’s net asset value and as a percentage of its current market price. The Fund expects that these disclosures will be accompanied by a statement of the total return on the Fund’s common shares both on a net asset value and market value basis.

24.	The “Distributions” subsection, on page 21, states that “undistributed income will add to the Fund’s net asset value (and indirectly benefits the Adviser by increasing its fees) and, correspondingly, distributions from undistributed income will reduce the Fund’s net asset value.” This statement appears to describe a technical issue with no real effect because the Fund intends to make a Subchapter M election that will require it to make cash distributions to shareholders equal to 98% of its interest income in the same calendar year that it is earned and the Fund’s fiscal year is also the calendar year.

Response: The Fund has deleted the above referenced sentence from the registration statement.

25.	The “Tax Considerations” subsection, on page 21, states that “the Fund will provide shareholders with a notice indicating the estimated character of the distribution from the Fund.” Please clarify whether the Fund will disclose estimates of the tax characteristics of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Such estimates of the tax characterizations of the Fund’s distributions in its semi-annual reports would alert shareholders to potential year-end tax consequences in adequate time to plan for them.

James E. O’Connor

November 21, 2012

Response: The Fund believes that the notices required by Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder provide an appropriate means for notifying shareholders of distributions from sources other than net investment income. The Fund submits that providing estimates of the tax characteristics of its monthly distributions in its semi-annual reports potentially could mislead investors. Such estimates would be highly speculative, especially during periods of increased market volatility.4 Because of the inherent difficulties involved with accurately forecasting the tax characteristics of the Fund’s distributions, the Fund respectfully submits that any estimate provided would be of limited relevance to investors.

Summary of Fund Expenses

26.	Please delete Footnote “6.” Disclosure throughout the prospectus states that the Fund will use leverage. There is no purpose in having a hypothetical footnote to indicate how low expenses would be if the Fund does not do what it has said it will do. This footnote can only confuse investors about the Fund’s intention to leverage.

Response: The requested change has been made to the Registration Statement.

Portfolio Composition

27.	The disclosure states that “under normal circumstances, the Fund’s portfolio is expected to be comprised principally of the following types of investments.” What follows this statement is a subsection listing and describing every security that has previously been mentioned in the prospectus as a possible Fund investment. Either replace, “principally,” with a definitive term, such as “exclusively,” or identify the other kinds of securities that the Fund also may invest in.

Response: The Fund respectfully declines to make the suggested changes. Pursuant to Item 8.2.b(1) of Form N-2, the Fund has disclosed the types of securities in which it will invest principally.

28.	The first paragraph of the subsection, “Senior Loans” on page 29, provides new risk disclosure about the often-tentative nature of the collateral securing senior secured loans. Please include these risks in the summary risk disclosure, particularly those arising from the nature of the collateral securing loans made to non-public companies.

Response: The requested change has been made to the appropriate sections of the Registration Statement.

29.	The disclosure on page 30 describes various fees that the Fund may pay or receive in connection with the purchase and sale of loans. Please inform us whether the amount of these fees that the Fund will pay in its first year of operations has been estimated and included in the fee table.

[4]

Short (or long) term capital gains earned in the first 11 months of a year, for example, could be completely off-set if the Fund’s investments decline significantly in the final month of the year. Under this hypothetical scenario, an investor expecting to realize a (short or long) term capital gain based on the Fund’s estimate in its semi-annual report could find that such gains were completely eliminated in the second half of the year. Should this happen, previously estimated gains would likely be recategorized as tax basis return of capital.

James E. O’Connor

November 21, 2012

Response: The fees that the Fund may receive and/or pay in the process of buying, selling and holding Senior Loans are not included in the Annual Expenses table. It is the Fund’s understanding that these types of fees or payments are not of the character required to be disclosed by Form N-2 in the fee table required by Item 3.

30.	Please disclose the percentages of its assets the Fund expects to invest in subordinated loans, corporate bonds, CLOs, distressed and defaulted securities, equity securities, non-U.S. securities, and derivatives, as listed on page 32-35.

Response: As noted above, the Fund intends to preserve flexibility for the Adviser to allocate Fund assets among several types of credit instruments based on the Adviser’s assessment of current market conditions. The Fund does not wish to commit to percentage limitations with regards to its investments as it would like the Adviser to have the flexibility to act in the best interest of the Fund’s shareholders under the circumstances. As a result, the Fund respectfully declines to make the suggested changes. The Fund has decided to limit its use of derivatives for investment or speculative purposes as disclosed in the Registration Statement.

31.	The paragraph “Segregation and Cover Requirements,” on page 35, states that “with respect to certain Derivatives that are contractually required to cash settle, for example, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value.” Please confirm that, with respect to other derivatives that do not cash settle such as credit default swaps, the Fund will be required to segregate liquid assets equal to the contract’s full notional value to cover the Fund’s potential economic exposure under the contract. See Investment Company Act Release 10666 (April 18,1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (pub. avail. June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (pub. avail. July 2, 1996). Please describe the fund’s asset segregation policies with respect to each of the derivatives listed as possible Fund investments in the “Derivatives” subsection on pages 34-35.

Response: The referenced paragraph has been revised to include the following disclosure: “In the case of Derivatives that are not contractually required to cash settle, the Fund will set aside liquid assets equal to such contracts’ full notional value, or enter into appropriate offsetting transactions, while the positions are open.”

As disclosed in the Registration Statement, the Fund will operate in accordance with the SEC and SEC staff interpretive positions with regard to asset segregation and coverage requirements. The Registration Statement currently provides general disclosure about these asset segregation policies. The Fund believes that its current disclosure (revised as noted above) is sufficient to inform potential investors about the Fund’s policies in this area and that a technical discussion regarding the manner in which asset segregation policies are applied to each type of derivative in which the Fund may invest will not be particularly informative to most investors.

James E. O’Connor

November 21, 2012

32.	The paragraph titled “Below Investment Grade Securities Risk,” on page 42, needs to be clarified to avoid confusing investors about the kinds of securities in which the Fund will invest. For example, the disclosure states that “non-investment grade fixed income or convertible securities, often referred to as “junk bonds,” “leveraged loans” or “high yield” securities are debt securities that are rated below investment grade by the major rating agencies or are unrated securities that the Adviser believes are of comparable quality.” While “junk bonds” and “high yield securities” are usually fixed income securities, “leveraged loans” are normally variable rate. The paragraph focuses on the risks of “high yield securities,” which might cause investors to think that the Fund will be focused on fixed rate investments, but the prospectus states repeatedly that “the Fund expects to invest the majority of its assets in senior, secured loans (“Senior Loans”)… Senior Loans typically pay interest at rates that are determined periodically on the basis of a floating base lending rate…” Please clarify the extent to which the Fund expects to invest in fixed and/or floating rates securities.

Response: As discussed above, the Fund respectfully disagrees with the proposition that “junk bonds” or “high-yield” securities necessarily equate with fixed-rate securities. Rather, the Fund’s intention in the use of the terms “junk bonds” or “high-yield” is to inform investors of the potential risks associated with the assets that will be held in the Fund’s portfolio—specifically, that these types of securities and similar instruments often are considered to be speculative with respect to the capacity of the issuer to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities.

As disclosed in the Registration Statement, the Fund expects to invest the majority of its assets in Senior Loans, which are defined as primarily floating rate securities, and Corporate Bonds, which are defined as primarily fixed rate securities. As a result, the Fund believes that the current disclosure accurately describes the types of securities in which the Fund intends to invest.

33.	The “Structured Products Risk” subsection, on page 44, states that “the Fund may invest in structured products, including, without limitation, CLOs, structured notes and credit-linked notes. Please explain how this statement is consistent with the Fund’s investment strategy of investing in “Senior Loans”? Please confirm that this statement means that the Fund may invest in these products without limit. If there is a limit, please disclose it. If the Fund may invest without limitation in structured products, please disclose that fact prominently in the summary and disclose the high degree of complex risks that this strategy creates.

Response: As disclosed in the Registration Statement, the Fund expects to invest the majority of its assets in Senior Loans and Corporate Bonds. Although most of the Fund’s assets normally will consist of Senior Loans and Corporate Bonds, the disclosure in the Registration Statement makes clear that the Fund may invest in other types of credit securities and financial instruments, including CLOs, structure notes, credit-linked notes and other credit instruments. The Fund has not adopted a policy to limit the amount of structured products in which it may invest; however, the Fund currently does not anticipate investing a substantial portion of its assets in the types of structured products described. Therefore, the Fund believes that the current disclosure accurately describes the principal risks of the Fund’s portfolio, which may include structured products.

James E. O’Connor

November 21, 2012

Investment Restrictions, page 55

34.	Please describe the continuing nature of the asset coverage requirements of Section 18 of the Investment Company Act. Please also describe the restrictions imposed (with respect to distributions on common shares, election of the board, etc.) for failure to continue satisfying the asset coverage requirements applicable to borrowings, preferred stock, or securities lending.

Response: The Registration Statement currently describes in detail the asset coverage requirements imposed by Section 18 of the Investment Company Act on the Fund’s issuance of preferred stock or debt securities in the section entitled “Leverage.” Because these requirements apply specifically to the Fund’s issuance of preferred stock or debt securities, the Fund believes that disclosure regarding asset coverage requirements is most appropriately positioned in the section of the Registration Statement that discusses the Fund’s use of leverage.

Portfolio Transactions

35.	The paragraph titled “Portfolio Turnover,” on page 73, indicates that the Fund’s annual turnover may exceed 100%. Please disclose the risks of this high rate of turnover in the summary risk disclosure.

Response: The requested change has been made to the appropriate sections of the Registration Statement.

Conflicts of Interests

36.	We note that the Fund and the newly launched, Apollo Senior Floating Rate Fund Inc., have substantially similar investment objectives and strategies. Please explain to us how investment opportunities will be allocated between these two funds.

Response: Since the initial filing of the Registration Statement, the Fund has revised its investment strategy to invest in a broad variety of credit instruments—primarily Corporate Bonds—other than Senior Loans. The Fund believes that its investment program is different from the investment program employed for Apollo Senior Floating Rate Fund Inc. The Adviser and its affiliates (“Apollo”), however, have adopted allocation policies and procedures that are intended to ensure that each fund or account managed by Apollo, including Apollo Senior Floating Rate Fund Inc. and the Fund (“Apollo-advised funds”), is treated in a manner that, over time, is fair and equitable. These allocation procedures have been developed taking into account the fact that (i) the Apollo-advised funds tend to have broad investment mandates, but each Apollo-advised fund has one or more discrete investment mandates, and (ii) the Apollo-advised funds may have overlapping investment mandates or objectives. In operating under these procedures, generally an investment opportunity will be deemed to belong to an Apollo-advised fund and will be allocated to such Apollo-advised fund in fulfillment of its requested order size if such investment opportunity reasonably falls within such Apollo-advised fund’s mandate (as determined in accordance with Apollo’s allocation policies and procedures). If an investment opportunity falls within the mandate of two or more Apollo-advised funds and it is not possible to satisfy in full the investment interest of all such Apollo-advised funds, such investment

James E. O’Connor

November 21, 2012

opportunity will be generally allocated pro rata based on order size; provided that if a single group of Apollo investment professionals manages two or more Apollo-advised funds for whom the investment opportunity falls within such Apollo-advised funds’ mandates, then the investment opportunity shall instead be allocated pro rata based on available capital. As a result, in situations where a security is appropriate for the Fund but is limited in availability, the Fund may receive a lower allocation than may be desired by its portfolio managers or no allocation in view of the foregoing considerations. Apollo-advised funds’ orders with respect to an investment opportunity may be allocated on a basis other than pro rata to the extent it is done in good faith and does not, or is not reasonably expected to, in view of the relevant Apollo investment adviser, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund. The Apollo investment advisers from time to time may also consider the use of a rotational allocation system and the avoidance of de minimis allocations in determining the appropriate allocation.

Certain Provisions of the Maryland General Corporation Law and the Fund’s Charter and Bylaws

37.	Please provide us with a representation that the Fund will not “opt in” with respect to the provisions of the Maryland Control Share Acquisition Act. See “Boulder Total Return Fund, Inc.” No-Action Letter (pub. avail. November 15, 2010)

Response: The Fund currently has not opted-in to the Maryland Control Share Acquisition Act.

Other

38.	Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

Response: Prior to the public offering of the Fund’s common stock, the Fund expects that its principal underwriter will disclose to FINRA the terms and arrangements of the underwriting, and that FINRA will review these terms along with other relevant portions of the Fund’s Registration Statement.

39.	Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

Response: The Fund expects that the officers and directors of the Fund’s securities will file the ownership reports (Forms 3, 4, and 5) as required by Section 16(a) of the 1934 Act.

*  *  *  *  *  *  *  *  *

James E. O’Connor

November 21, 2012

Please do not hesitate to contact me at (212) 728-8510 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ Anthony Geron

Anthony Geron